

Mail Stop 3030

March 1, 2010

Mr. Bill Larkin
Chief Financial Officer
Westport Innovations, Inc.
Suite 101, 1750 West 75th Avenue
Vancouver, British Columbia, Canada V6P 6G2

      **Re: Westport Innovations, Inc.
          Form 40-F for the Fiscal Year Ended March 31, 2009
            Filed June 8, 2009
          File No. 001-34152**

Dear Mr. Larkin:

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                            Sincerely,

                            Kevin L. Vaughn
                            Accounting Branch Chief